UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS RELEASE

PPR TO ACQUIRE VOLCOM, INC. FOR $24.50 PER SHARE IN CASH

PPR to Host Conference Call today at 3:00 p.m. CET

PARIS, FRANCE, and COSTA MESA, CA – Monday, May 2, 2011 – PPR (FR 0000121485, PRTP.PA, PPFP) and Volcom, Inc. (NASDAQ: VLCM) today jointly announced that they have signed a definitive merger agreement whereby a new wholly owned subsidiary of PPR will make a cash tender offer to acquire 100% of the shares of Volcom for a price of $24.50 share, for a total equity value of $607.5 million and an enterprise value of $516.1 million. The acquisition represents an important transaction for PPR in its Sport & Lifestyle Group, providing PPR with a leading active apparel brand with a heritage in skateboarding, snowboarding, and surfing.

The Volcom Board of Directors has unanimously recommended that Volcom shareholders accept and tender their shares into the offer, which represents a 37% premium over the three-month average trading price of Volcom shares. The offer is subject to customary conditions, including tender of a majority of the outstanding shares into the offer (on a fully diluted basis), and applicable regulatory approvals. Certain Volcom directors and officers, who collectively own 14.4% of the outstanding shares, have agreed to tender all of their shares in the tender offer. The transaction is expected to be completed during the third quarter of 2011.

“Volcom is arguably one of the most desirable global action sports brands with an authentic legacy rooted in surf, skate, and snow sports” said François-Henri Pinault, Chairman and Chief executive officer of PPR. “We admire Volcom’s brand management capabilities and the unique voice in which it speaks to its customers, expressed in high-quality, fashion-forward, innovative apparel and accessories. Volcom is complementary to Puma and we are convinced that its integration into our Sport & Lifestyle Group will speed up its development.”

PPR and Volcom, Inc. Announce Merger Agreement	Page 2

Richard Woolcott, Volcom’s Chairman and Chief executive officer, said, “PPR is the perfect partner to help take the Volcom and Electric brands to the next level of success. For more than 20 years we have worked to inspire a movement that provokes freedom of thought and expression, and celebrated this spirit through our athletes, worldwide events, rock tours, feature films and, of course, our apparel. PPR, with its expertise gained through both Puma and its Luxury Group, could bring international market knowledge, sourcing capabilities and other operational expertise in areas such as product development and retailing to help the company grow Volcom globally, while preserving the elements that make the brands authentic.”

Advisors

Peter J. Solomon Company acted as financial advisor, and Wachtell, Lipton, Rosen and Katz acted as legal advisors to PPR. Wells Fargo Securities, LLC acted as exclusive financial advisor to the Board of Directors of Volcom, and Latham & Watkins LLP acted as legal advisor to Volcom.

Conference call details

PPR will host a conference call to discuss the proposed transaction at 3:00 p.m. CET today.

Conference call dial-in:

From France	+33 (0) 1 70 99 42 86
From the UK	+44 (0) 20 7138 0843
From the US	+1 212 444 0896
Access code: 4088419

Replay dial-in:

From France	+33 (0) 1 74 20 28 00
From the UK	+44 (0) 20 7111 1244
From the US	+1 347 366 9565

Access code for the replay: 4088419# (available until May 22, 2011)

Volcom’s Pending Q1 Financial Results and Conference Call

Volcom will release its 2011 first quarter financial results as planned tomorrow at approximately 4:00 p.m. ET, immediately following the closing of regular stock market trading hours. However, given today’s news, the company will not host a conference call to review the results as previously announced.

About Volcom, Inc.

Volcom is an innovative designer, marketer and distributor of premium quality young mens and womens clothing, accessories and related products. The Volcom brand, symbolized by The Stone , is athlete-driven, creative and forward thinking. Volcom has consistently followed its motto of “youth against establishment,” and the brand is inspired by the energy of youth culture. Volcom and Electric branded

PPR and Volcom, Inc. Announce Merger Agreement	Page 3

products are sold throughout the United States and internationally. Volcom’s news announcements and SEC filings are available through the company’s website at www.volcom.com.

About PPR

PPR nurtures a group of high-growth global brands distributed in more than 120 countries. Through its Consumer and Luxury brands, PPR generated revenue of €14.6 billion in 2010, and had approximately 60,000 employees at December 31, 2010. The PPR share is listed on Euronext Paris (FR 0000121485, PRTP.PA, PPFP). To explore the PPR brand universe, please visit www.ppr.com: the Luxury group (Gucci, Bottega Veneta, Yves Saint Laurent, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), Puma, Fnac and Redcats (La Redoute, The Sportsman’s Guide, The Golf Warehouse …).

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Volcom common stock described in this press release has not yet commenced. At the time the planned offer is commenced an indirect, wholly-owned subsidiary of PPR will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Volcom will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Volcom security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Note on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document and oral statements made from time to time by representatives of the company are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions and Volcom’s actual results could differ materially from the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results and the timing of events to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of Volcom to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of Volcom’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived,

PPR and Volcom, Inc. Announce Merger Agreement	Page 4

including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of Volcom; further softening of the retail environment, sales of our products by key retailers, changes in fashion trends and consumer preferences, general economic conditions, including the continuing global economic uncertainty, the impact of sourcing costs, and additional factors detailed in Volcom’s public filings with the SEC from time to time, including Volcom’s most recent Annual Report on Form 10-K for the year ended December 31, 2010, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, in each case, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Volcom expressly disclaims any intent or obligation to update or revise publicly any forward-looking statements except as required by law.

# # #

Contacts:

For Volcom, Inc.

Doug Collier, CFO (949) 646-2175

Rob Whetstone (310) 279-5963 rwhetstone@pondel.com

For PPR

French Press

Charlotte Judet +33 (0) 1 45 64 65 06 cjudet@ppr.com

Paul Michon +33 (0) 1 45 64 63 48 pmichon@ppr.com

American Press

Stephanie Slipher 212-453-2211 Stephanie.Slipher@fleishman.com

Analysts/Investors

Alexandre de Brettes +33 (0) 1 45 64 61 49 adebrettes@ppr.com

Emmanuelle Marque +33 (0) 1 45 64 63 28 emarque@ppr.com

EMPLOYEE LETTER:

TO:	All Volcom and Electric Employees

FROM:	Richard Woolcott, Chairman and CEO

SUBJECT:	Merger Agreement with PPR

DATE:	May 2, 2011

Today marks yet another milestone for our company and I would like to share my enthusiasm for our news.

As we announced earlier this morning, Volcom, Inc. has entered into a definitive merger agreement for PPR to acquire Volcom.

Since our humble beginnings 20 years ago, we have been on a mission to become one of the world’s leading brands in action sports, and with all of your help, I believe we accomplished this goal. However, as we set our sights on becoming a much bigger, global company, it has been challenging to determine what is the best strategy to get us to the next level with the least amount of risk.

After reviewing many possible options, it has become clear that a strong strategic partner is the best way for Volcom to reach its future goals and I am very pleased that we now have the opportunity to work with PPR. This new partnership will give us the extra strength, resources and flexibility needed to better compete in a fiercely competitive and volatile market.

Currently, we expect to complete the transaction during the third quarter of 2011. In the meantime, we will be operating Volcom and Electric under the current leadership with as little day-to-day disruption as possible. We currently are not planning any work force reductions, nor are we planning to relocate any offices, as a result of this merger agreement.

Terms of the agreement and additional details may be found in the accompanying news announcement.

There will be an all company meeting later this morning, which should provide you with additional insights into some of the questions you may have. The meeting will be held at 10:30 a.m. at the Roadhouse and will include all Volcom and Electric employees.

While I thoroughly understand that change can be unsettling, I also firmly believe that this is a great opportunity for both Volcom and Electric. Know that I extend my personal appreciation to all of you for your hard work and dedication and I look forward to the success we will now create with the additional support and experience from PPR. The Volcom and Electric teams have built something very special, and as we enter this new chapter, I am more convinced than ever that we will maximize our true potential as a global leader in action sports.

We plan to continue providing updates on the transaction as they become available and I look forward to sharing those additional insights and thoughts with you in the coming weeks.

Thank you and see you at the company meeting…..

Richard

CUSTOMER LETTER:

Dear [Valued Customer]:

Today marks yet another milestone for our company and I would like to share my enthusiasm for our news.

As we announced this morning, Volcom has entered into a definitive merger agreement for PPR to acquire Volcom.

Since our humble beginnings 20 years ago, we have been on a mission to become one of the world’s leading brands in action sports and with your help, I believe we accomplished this goal. As we now look towards the future, we have been given the opportunity to partner with PPR and are excited about the additional strength, resources and flexibility this will bring to both Volcom and Electric. This added support will strengthen our ability to market and deliver the best product and brand experience possible as we work to better our position as a global leader.

I am extremely excited about today’s news and our future, and hope that you share my enthusiasm. I want to personally thank you for your individual contributions to the success of our company and your continued support to the Stone as we enter this new era.

Much respect,

Richard Woolcott

CEO and Chairman

Volcom, Inc.